FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 December 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 14 December 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.

Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL INTERNATIONAL INC., CAPITAL INTERNATIONAL S.A,  CAPITAL GUARDIAN TRUST COMPANY AND CAPITAL INTERNATIONAL LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

STATE STREET NOMINEES LIMITED
CHASE NOMINEES LIMITED
MIDLAND BAMK PLC
NORTRUST NOMINEES
MELLON NOMINEES (UK) LIMITED
BANK OF NEW YORK NOMINEES LIMITED
BANKERS TRUST
CITIBANK LONDON
MORGAN GUARANTY
STATE STREET BANK & TRUST CO.
DEUTSCHE BANK AG
HSBC BANK PLC
MELLON BANK N.A
BANK ONE LONDON
ROYAL BANK OF SCOTLAND
NORTHERN TRUST

400,900 5,480,830 334,950 2,586,800 54,600 2,771,000 212,000 117,188 236,800 282,500 986,800 941,000 57,300 104,100 48,000 1,107,990

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class
	NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 13 DECEMBER 2004

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification
	15,722,758		4.33%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

Date of notification: 14 DECEMBER 2004